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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          VELOCITY EXPRESS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (Title of Class of Securities)

                                   922-57T-202
                                 (CUSIP Number)

                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                    EUNU CHUN
                                Kirkland & Ellis
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800

                                NOVEMBER 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 20 Pages

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 2 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Putnam Ventures, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              5,597,684 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          5,597,684 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,597,684 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 3 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Putnam Parallel Ventures, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              4,125,951 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          4,125,951 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,125,951 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 4 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Putnam Fund Advisors, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,165,481 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 5 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Putnam Fund Advisors, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,165,481 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 6 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Global Internet Managers, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,165,481 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 7 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TH Lee Global Internet Advisors, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,165,481 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                         ------------------
CUSIP No. 922-57T-202                 13D                     Page 8 of 20 Pages
---------------------                                         ------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          THLi Co Investment Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              319,345 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          319,345 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          319,345 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                        -------------------
CUSIP No. 922-57T-202                 13D                    Page 9 of 20 Pages
---------------------                                        -------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Blue Star I, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              122,501 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          122,501 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          122,501 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

---------------------                                        -------------------
CUSIP No. 922-57T-202                 13D                    Page 10 of 20 Pages
---------------------                                        -------------------
                      [Repeat following page as necessary]

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas H. Lee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  | |
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          Not Applicable.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   | |
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              10,165,481 (See Item 5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,165,481 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

*     SEE INSTRUCTIONS

      ITEM 1. SECURITY AND ISSUER

      The class of equity security to which this Amendment No. 1 to Schedule 13D dated September 4, 2002 (the "Amendment") relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

      ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) TH Lee Putnam Ventures, L.P., a Delaware limited partnership (the "U.S. Fund"), (2) TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership (the "Fund Advisor"), (3) TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company (the "Fund Advisor GP"), (4) TH Lee Global Internet Managers, L.P., a Delaware limited partnership (the "Fund Manager"), (5) TH Lee Global Internet Advisors, LLC, a Delaware limited liability company (the "Fund Manager GP"), (6) TH Lee Putnam Parallel Partners, L.P., a Delaware limited partnership (the "Non-U.S. Fund"),
(7) THLi Co Investment Partners, LLC (the "Co Investor"), (8) Blue Star I, LLC ("Blue Star"), and (9) Thomas H. Lee.

      The U.S. Fund and the Non-U.S. Fund are principally engaged in making equity and equity-related investments in private and publicly held companies. The address of the U.S. Fund and the Non-U.S. Fund is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      The Fund Advisor is principally engaged in the business of serving as the general partner of the U.S. Fund, the Non-U.S. Fund, and the Co Investor. The Fund Advisor GP is principally engaged in the business of serving as the general partner of the Fund Advisor. The address of the Fund Advisor and the Fund Advisor GP is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      The Fund Manager is principally engaged in the business of serving as manager of the U.S. Fund and the Non-U.S. Fund, and the Co Investor. The Fund Manager GP is principally engaged in the business of and serving as the general partner of the Fund Manager. The address of the Fund Manager and the Fund Manager GP is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      The Co Investor is principally engaged in the business of making investments in equity securities. The address of the Co Investor is 200 Madison Avenue, Suite 1900, New York, New York, 10016.

      Blue Star is principally engaged in the business of making investments in debt and equity securities. The address of Blue Star is 590 Madison Avenue, Suite 4100, New York, NY 10022.

      Thomas H. Lee is the sole member of Blue Star I, LLC., Thomas H. Lee's business address is 590 Madison Avenue, Suite 4100, New York, New York, 10022.

      None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

      None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      THLPV obtained funds to make the purchases described below through the capital contributions from their partners. No funds were borrowed by THLPV in order to complete the transactions described herein.

      The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 4. PURPOSE OF TRANSACTION.

      ISSUANCE OF SERIES H PREFERRED STOCK

      On November 5, 2002 THLPV purchased 160,000 shares of the Issuer's Series H Convertible Preferred Stock, par value $.004 per share (the "Series H Preferred Stock") for the subscription price of $10.00 per share. The rights and preferences of the Series H Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, (the "Certificate of Designation") attached hereto as Exhibit 2 and incorporated by reference herein. THLPV provided consideration of $1,600,000 to the Issuer as consideration for the full purchase price of the Series H Preferred Stock on November 5, 2002. Upon the later to occur of (i) shareholder approval or (2) April 30, 2003 THLPV may convert all or any portion of their shares of Series H Preferred Stock (including any fraction of a Share), into a number of shares of Common Stock computed by multiplying the number of Shares to be converted by $10 and dividing the result by the conversion price then in effect. The initial conversion price was $1.00 per share. Assuming conversion of all of the U.S. Fund's and the Non-U.S. Fund's Series H Preferred Stock into Common Stock, THLPV would acquire a total of 1,600,000 shares of Common Stock. However, because the conversion of the Series H Preferred Stock by THLPV is contingent upon the earlier to occur of shareholder approval or April 30, 2003, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner any of the 1,600,000 shares of Common Stock until the later of 60 days prior to April 30, 2003 in the event shareholders of the Issuer approved the Series H Preferred Stock or the date of shareholder approval of the Series H Preferred Stock after April 30, 2003. The Stock Purchase Agreement (the "Stock Purchase Agreement") with respect to the Series H Preferred Stock for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is attached hereto as
Exhibit 3 and incorporated by reference herein. As of the date hereof, the 160,000 shares of Series H Preferred Stock held by THLPV represent 58.18% of the Series H Preferred Stock outstanding.

      In consideration of having purchased the Series H Preferred Stock, the THLPV entities were issued a Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002 (the "Common Stock Purchase Warrant"), to subscribe for and purchase up to 800,000 shares of the Issuer's Common Stock at a price of $.01 per share. In connection with the issuance of the Series H Preferred Stock, the Issuer issued additional Common Stock purchase warrants to entities unaffiliated with the Reporting Persons, (together with the Common Stock Purchase Warrant, the ("Common Stock Purchase Warrants"). As of the date hereof, 1,375,000 Common Stock Purchase Warrants are outstanding, including the Common Stock Purchase Warrant held by THLPV. The Common Stock Purchase Warrant entitles the U.S. Fund to subscribe for and purchase 442,090 shares of the Issuer's Common Stock, the Non-U.S. Fund's to subscribe for and purchase 321,295 shares of the Issuer's Common Stock, the Co-Investor's to subscribe for and purchase 26,360 shares of Common Stock and Blue Star to subscribe for and purchase 10,255 shares of Common Stock. The Common Stock Purchase Warrant held by the Fund, the Non-U.S. Fund, the Co-Investor and Blue Star is attached hereto as Exhibits 4.

      The Issuer has the right to repurchase all of the Series H Preferred Stock by tendering to THLPV $1,600,000 on or before April 30, 2003 (the "Repurchase Provision"). In the event the Issuer does not invoke the Repurchase Provision, the THLPV entities shall be entitled to subscribe for and purchase, pursuant to a Common Call Warrant, dated October 28, 2002, (the "Common Call Warrant") an additional


                              Page 11 of 20 Pages

1,200,000 shares of the Issuer's Common Stock at a price of $.01 per share, so long as the conditions set forth in the Stock Purchase Agreement are satisfied. The Common Call Warrant will expire on October 28, 2007. The Common Call Warrant is attached hereto as Exhibit 5.

      In connection with the issuance of the Series H Preferred Stock together with the Repurchase Provision and the Common Stock Purchase Warrant, as of the date of this filing, THLPV has acquired additional beneficial ownership solely with respect to the 800,000 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant.

      (5) AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP

      As a result of the issuance of the Common Stock Purchase Warrants, THLPV may be deemed to beneficially own 10,165,481 shares of the Issuer's Common Stock, or 71.0% of the Issuer's Common Stock, assuming: (1) full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock held by THLPV, exercise of the Common Stock Purchase Warrant held by the THLPV, as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock. As a result of the issuance of the Common Stock Purchase Warrants issued to purchasers of Series H Preferred Stock, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series G Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

      The above amount includes:

      (i) 2,170,033 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 1,601,412 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 123,614 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 46,951 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

      (ii) 1,043,405 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 769,998 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 59,251 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 22,761 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

      (iii) 430,657 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 317,811 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 24,455 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 9,395 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

      (iv) 1,246,288 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 919,718 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 70,633 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 27,325 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;

      (v) 265,211 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 195,717 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 15,032 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 5,814 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star; and


                              Page 12 of 20 Pages

      (vi) 442,090 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrant directly beneficially owned by the U.S. Fund, 321,295 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant directly beneficially owned by the Non-U.S. Fund, 26,360 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant directly beneficially owned by the Co Investor, and 10,255 shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrant directly beneficially owned by Blue Star.

      The above amounts do not include:

      386,891 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 286,169 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 21,853 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 8,974 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star because such conversion is subject to shareholder approval as discussed in Item 4 of Schedule 13D as filed on September 4, 2002;

      45,694 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 39,307 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the "Option Warrants"). The Option Warrants become exercisable only in the event and to the extent that 3,000,000 options granted under the Company's 2000 Stock Option Plan set forth as Exhibit 9 to the Schedule 13D filed on September 4, 2002, are exercised, on a pro rata basis; and

      1,600,000 shares of Common Stock issuable upon conversion of the Series H Preferred Stock which may not be converted until the later of April 30, 2003 or shareholder approval and the 1,200,000 shares of Common Stock issuable upon exercise of the Common Call Warrant which may not be purchased until the conditions to such acquisition discussed in Item 4 above are satisfied.

      THLPV's acquisitions of the Series H Preferred Stock the Common Stock Purchase Warrant and the Common Call Warrant discussed in this Amendment, were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


                              Page 13 of 20 Pages

      (j)   Any action similar to any of those enumerated above.

      Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below.

      (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 34.27% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 20.04% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 18.51% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 9.38% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 31.69% of the outstanding Series D Preferred Stock of the Issuer and 23.04% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 6.32% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 5.99% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 31.24% of the outstanding Series G Preferred Stock of the Issuer and 8.50% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund;
            (vii) directly beneficially owns 88,418 shares of Series H Preferred Stock, or 32.15% of the outstanding Series H Preferred Stock of the Issuer and 17.52% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the U.S. Fund and
            (viii) a Common Stock Purchase Warrant to purchase 442,090 shares of Common Stock upon exercise of such warrant, representing 32.15% of the Common Stock Purchase Warrants and 9.60% of the Common Stock Issuer assuming exercise of such Warrant. Assuming exercise and conversion of all of the above described shares held by the U.S. Fund, other than the Series G Preferred Stock and Series H Preferred Stock, conversion of which is subject to certain conditions discussed in Item 4 above, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 5,597,684 shares of the Issuers Common Stock, representing 57.35% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

            Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 27.79% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 15.61% of the Issuer's Common


                              Page 14 of 20 Pages

            Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock representing 14.36% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 7.09% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 23.39% of the outstanding Series D Preferred Stock of the Issuer and 18.10% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 4.74% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 4.49% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 23.10% of the outstanding Series G Preferred Stock of the Issuer and 6.43% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund; (vii) directly beneficially owns 64,259 shares of Series H Preferred Stock, or 23.37% of the outstanding Series H Preferred Stock of the Issuer and 13.37% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Non-U.S. Fund and (viii) directly beneficially owns a Common Stock Purchase Warrant to purchase 321,295 shares of Common Stock upon exercise of such warrant, representing 23.37% of the Common Stock Purchase Warrants and 7.17% of the Common Stock of the Issuer assuming exercise of such Warrant. Assuming conversion of all of the above described shares held by the Non-U.S. Fund, other than the Series G Preferred Stock and Series H Preferred Stock, conversion of which is subject to certain conditions discussed in Item 4 above, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 4,125,951 shares of the Issuers Common Stock, representing 49.78% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 2.88% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 1.40% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.58% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 1.80% of the outstanding Series D Preferred Stock of the Issuer and 1.67% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor;
            (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.38% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.36% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 1.76% of the outstanding Series G Preferred Stock of the Issuer and 0.52% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor; (vii) directly beneficially owns 5,272 shares of Series H Preferred Stock, or 1.92% of the outstanding Series H Preferred Stock of the Issuer and 1.25% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Co Investor and (viii) directly beneficially owns a Common Stock Purchase Warrant to purchase 26,360 shares of Common Stock upon exercise of such warrant, representing 1.92% of the Common Stock Purchase Warrants and 0.63% of the Common Stock assuming exercise of such Warrant. Assuming conversion of all of the above described shares held by the Co Investor, other than the Series G Preferred Stock and Series H Preferred Stock, conversion of which is subject to certain conditions discussed in Item 4 above, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 319,345 shares of the Issuers Common Stock, representing 7.13% of the Issuer's outstanding


                              Page 15 of 20 Pages

            Common Stock, on a fully diluted basis.

            Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 1.12% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 0.54% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.23% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 0.69% of the outstanding Series D Preferred Stock of the Issuer and 0.65% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.15% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.14% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 0.72% of the outstanding Series G Preferred Stock of the Issuer and 0.22% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star; (vii) directly beneficially owns 2,051 shares of Series H Preferred Stock, or 0.75% of the outstanding Series H Preferred Stock of the Issuer and 0.49% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by Blue Star and (viii) a Common Stock Purchase Warrant to purchase 10,255 shares of Common Stock upon exercise of such warrant, representing 0.75% of the Common Stock Purchase Warrants and 0.25% of the Common Stock assuming exercise of such Warrant. Assuming conversion of all of the above described shares held by Blue Star, other than the Series G Preferred Stock and Series H Preferred Stock, conversion of which is subject to certain conditions discussed in Item 4 above, Blue Star would have direct beneficial ownership of and shared voting power with respect to 122,501 shares of the Issuers Common Stock, representing 2.86% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            THLPV collectively (i) directly and indirectly beneficially own 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 48.64% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 31.29% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 29.22% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 15.82% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 57.57% of the outstanding Series D Preferred Stock of the Issuer and 35.23% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533 warrants to purchase shares of Series D Preferred Stock representing 10.91% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 10.37% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV; (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 56.83% of the outstanding Series G Preferred Stock of the Issuer and 14.47% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV;
            (vii) directly beneficially owns 160,000 shares of Series H Preferred Stock, 58.18% of the outstanding Series H Preferred Stock of the Issuer, and 27.77% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by THLPV and (viii) a Common Stock Purchase Warrant to purchase


                              Page 16 of 20 Pages

            800,000 shares of Common Stock upon exercise of such warrant, and 58.18% of the Common Stock Purchase Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 16.12% of the Common Stock assuming exercise of such Warrant. Assuming conversion of all of the above described shares held by THLPV, other than the Series G Preferred Stock and Series H Preferred Stock, and the Common Call Warrant conversion of which is subject to certain conditions discussed in Item 4 above, THLPV would have direct beneficial ownership of and shared voting power with respect to 10,165,481 shares of the Issuers Common Stock, representing 70.95% of the Issuer's outstanding Common Stock, on a fully diluted basis.

      (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock and 216,533 warrants to Purchase Series D Preferred Stock and the Common Stock Purchase Warrant to purchase 800,000 shares of Common Stock beneficially owned by THLPV as described in Item 5(a) above, which represents 71.0% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and conversion and exercise of the warrants to purchase Series C Preferred Stock, Series D Preferred Stock and the Common Stock Purchase Warrant held by THLPV, on a fully diluted basis). The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager
            GP and Thomas H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred
            Stock, the Series H Preferred Stock, the warrants to purchase
            Series C Preferred Stock and Series D Preferred Stock, Common Stock Purchase Warrant, or Call Warrant held by THLPV.

      (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D Joint Filing Agreement, dated November 12, 2002 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

      Exhibit 2 - Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.

      Exhibit 3 - Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.

      Exhibit 4 - Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.


                              Page 17 of 20 Pages

      Exhibit 5 - Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.

      Exhibit 6 -- Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.


                              Page 18 of 20 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2002

                                         TH LEE PUTNAM VENTURES, L.P.

                                         By:  TH Lee Putnam Fund Advisors, L.P.,
                                              its general partner

                                         By:  TH Lee Putnam Fund Advisors, LLC,
                                              its general partner

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                         By:  TH Lee Putnam Fund Advisors, L.P.,
                                              its general partner

                                         By:  TH Lee Putnam Fund Advisors, LLC,
                                              its general partner

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         TH LEE PUTNAM FUND ADVISORS, L.P.

                                         By:  TH Lee Putnam Fund Advisors, LLC,
                                              its general partner

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         TH LEE PUTNAM FUND ADVISORS, LLC

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                              Page 19 of 20 Pages

                                         TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                         By:  TH Lee Global Internet Advisors,
                                              LLC

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         TH LEE GLOBAL INTERNET ADVISORS, LLC

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         THLi COINVESTMENT PARTNERS, LLC

                                         By:  TH Lee Putnam Fund Advisors, L.P.,
                                              its general partner

                                         By:  TH Lee Putnam Fund Advisors, LLC,
                                              its general partner

                                         By:    /s/ James Brown
                                             -----------------------------------
                                             Name:  James Brown
                                             Title: Managing Director


                                         BLUESTAR I, LLC

                                         By:    /s/ Thomas H. Lee
                                             -----------------------------------
                                             Name:  Thomas H. Lee
                                             Title: Managing Member


                              Page 20 of 20 Pages